SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 30, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on January 30, 2009.

PRESS RELEASE	Amsterdam, 30 January, 2009
ING successfully issues USD 6 billion guaranteed bond
ING Bank announced today that it has successfully placed 3 year USD denominated government guaranteed senior unsecured bonds. The issue of USD 6 billion was done under the Credit Guarantee Scheme of the Netherlands and is part of ING Group’s regular medium-term funding operations
The issue follows the announcement of 26 January 2009 that under the terms of the agreement with the Dutch State on an Illiquid Assets Back-up Facility, ING will pro-actively issue EUR 10 billion in government guaranteed bonds. USD 5 billion of the issue was priced at a fixed rate of 80 basis points over mid-swaps. USD 1 billion was priced at a variable rate of 80 basis points over 3 month LIBOR.
ING placed the issue among central banks, agencies and fund managers across Europe, the US, the Middle-east and Asia. The bonds carry an AAA/Aaa rating by Standard & Poor’s, Fitch and Moody’s. Joint Lead Managers for the issue were Citigroup, JPMorgan, HSBC and ING Bank (Reg. S only).
Press enquiries
Raymond Vermeulen
ING Group
+31 20 541 5682
Raymond.Vermeulen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.
Nothing in this release shall constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ING Groep in any jurisdiction. The securities referred to herein have not been registered under the securities laws of any jurisdiction and will not be offered or sold absent such registration or an applicable exemption therefrom.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Group Finance & Control

By:	/s/ W. A. Brouwer

W. A. Brouwer Assistant General Counsel

Dated: January 30, 2009